UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Index

1. Summary of the 2024 First Half Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Half of 2024 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Half of 2024 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Stock-based Compensation

5.6.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of 2024 First Half Business Report

On August 14, 2024, KB Financial Group Inc. (“KB Financial Group,” the “Company” or the “Group”) filed its business report for the first half of 2024 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us,” the “Company” or the “Group” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company

1.1. Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2. History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC. as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 29, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	May 19, 2017

Acquired additional shares of KB Insurance in a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%

•	May 19, 2017

Acquired additional shares of KB Capital in a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB SECURITIES VIETNAM JOINT STOCK COMPANY (formerly MARITIME SECURITIES INCORPORATION) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 19, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (equity interests of 16%, 30% and 10% held by KB Securities, Kookmin Bank and KB Capital, respectively)

•	July 6, 2018

Added KB Daehan Specialized Bank PLC. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	December 31, 2018

Added KB-Stonebridge Secondary Private Equity Fund as a second-tier subsidiary

•	January 9, 2019

Added KB-SPROTT Renewable Private Equity Fund I as a second-tier subsidiary

•	September 17, 2019

Added KB-SP Private Equity Fund IV as a second-tier subsidiary

•	February 28, 2020

Added KB-NAU Special Situation Corporate Restructuring Private Equity Fund as a second-tier subsidiary

•	April 10, 2020

Added PRASAC Microfinance Institution PLC. as a second-tier subsidiary

•	May 18, 2020

Added PT Sunindo Kookmin Best Finance as a second-tier subsidiary

•	July 3, 2020

Added PT KB Finansia Multi Finance as a second-tier subsidiary

•	August 31, 2020

Added Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) as a first-tier subsidiary

•	September 2, 2020

Added PT Bank Bukopin Tbk as a second-tier subsidiary (renamed PT Bank KB Bukopin, Tbk. on February 8, 2021)

•	October 28, 2020

Added KB Material and Parts Private Equity Fund I as a second-tier subsidiary

•	December 4, 2020

Added FineKB Private Equity Fund I as a second-tier subsidiary

•	December 16, 2020

Added KB FINA JOINT STOCK COMPANY as a second-tier subsidiary

•	December 23, 2020

Added KB Bank Myanmar Co., Ltd. as a second-tier subsidiary

•	January 15, 2021

Added KB Bio Private Equity Fund III as a second-tier subsidiary

•	January 29, 2021

Added J Fintech Co., Ltd as a second-tier subsidiary (renamed KB J Capital Co., Ltd. on February 16, 2021)

•	March 2, 2021

Added PT KB Data Systems Indonesia as a second-tier subsidiary

•	September 23, 2021

Added KB Bio Global Expansion Private Equity Fund I as a second-tier subsidiary

•	October 8, 2021

Added KB Healthcare Co., Ltd. as a second-tier subsidiary

•	December 24, 2021

Added KB Co-investment Private Equity Fund I as a second-tier subsidiary

•	February 14, 2022

Added PT KB Valbury Sekuritas as a second-tier subsidiary

•	April 22, 2022

Added KB-Badgers Future Mobility ESG Private Equity Fund I as a second-tier subsidiary

•	May 10, 2022

Added KB Life Partners Co., Ltd. as a second-tier subsidiary

•	August 19, 2022

Added KB Mezzanine Capital Private Equity Fund IV as a second-tier subsidiary

•	December 26, 2022

Added i-Finance Leasing Plc. as a second-tier subsidiary

•	December 26, 2022

Renamed Prudential Life Insurance Company of Korea, Ltd. to KB Life Insurance Co., Ltd.

•	January 1, 2023

Merged KB Life Insurance with and into KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea, Ltd.)

•	June 30, 2023

Withdrew KB Credit Information Co., Ltd. as a first-tier subsidiary and added it as a second-tier subsidiary as it became a subsidiary of KB Kookmin Card Co., Ltd. (a first-tier subsidiary)

•	August 4, 2023

Merged KB Bank Cambodia Plc. with and into PRASAC Microfinance Institution Plc.; renamed the merged entity KB PRASAC BANK PLC. and converted it into a commercial bank.

•	October 5, 2023

Transferred KB Golden Life Care Co., Ltd. from being a subsidiary of KB Insurance Co., Ltd. to a subsidiary of KB Life Insurance Co., Ltd.

•	October 6, 2023

Added U-KB Credit No.1 Private Equity I as a second-tier subsidiary.

•	December 13, 2023

Added Teamwink Inc. as a second-tier subsidiary.

•	December 26, 2023

Added FineKB Private Equity Fund II as a second-tier subsidiary.

•	February 1, 2024

Added PT Valbury Capital Management as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	March 4, 2024

Added KB-SBI Global Strategic Capital Fund as a second-tier subsidiary.

•	June 3, 2024

Added KB Fund Partners as a second-tier subsidiary.

•	June 5, 2024

Renamed PT Valbury Capital Management to PT KB Valbury Asset Management

1.3.	Overview of the Business Group

(As of June 30, 2024)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed
1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
2nd Tier Subsidiaries	PT Bank KB Bukopin Tbk.(1)	Kookmin Bank	Listed (Overseas)
	Kookmin Bank (China) Limited	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB BANK MYANMAR LTD	Kookmin Bank	Not listed (Overseas)
	KB PRASAC BANK	Kookmin Bank	Not listed (Overseas)
	KB Fund Partners	Kookmin Bank	Not listed
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB-SP Private Equity Fund IV	KB Securities	Not listed
	KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities	Not listed
	U-KB Credit No.1 Private Equity I	KB Securities	Not listed
	KB-SBI Global Strategic Capital Fund	KB Securities	Not listed
	KB FINA JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	PT KB Valbury Sekuritas	KB Securities	Not listed (Overseas)
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo Customer & Service	KB Insurance	Not listed
	Leading Insurance Services, Inc	KB Insurance	Not listed (Overseas)
	KBFG Insurance (China) Co., Ltd(2)	KB Insurance	Not listed (Overseas)
	PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)

(As of June 30, 2024)
Type	Name of Company	Controlling Company	Remarks
	KB Healthcare Co., Ltd.	KB Insurance	Not listed
	KB Credit Information	KB Kookmin Card	Not listed
	KB Daehan Specialized Bank Plc.	KB Kookmin Card	Not listed (Overseas)
	PT KB Finansia Multi Finance	KB Kookmin Card	Not listed (Overseas)
	KB J Capital Co., Ltd(3)	KB Kookmin Card	Not listed (Overseas)
	i-Finance Leasing Plc.	KB Kookmin Card	Not listed (Overseas)
	KB Life Partners Co., Ltd	KB Life Insurance	Not listed
	KB Golden Life Care Co., Ltd.	KB Life Insurance	Not listed
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	PT KB Valbury Asset Management(4)	KB Asset Management	Not listed (Overseas)
	KB Co-investment 1st Private Equity Fund	KB Asset Management	Not listed
	KB Mezzanine Capital 4th Private Equity Fund	KB Asset Management	Not listed
	KB KOLAO LEASING Co., Ltd	KB Capital	Not listed (Overseas)
	PT. Sunindo Kookmin Best Finance	KB Capital	Not listed (Overseas)
	Teamwink Inc.	KB Capital	Not listed
	KoFC Value-up PEF	KB Investment	Not listed
	FineKB Private Equity Fund No.1	KB Investment	Not listed
	KB Bio Global Expansion Private Equity Fund No.1	KB Investment	Not listed
	KB-Badgers Future Mobility ESG Fund I	KB Investment	Not listed
	FineKB Private Equity Fund No.2	KB Investment	Not listed
	PT KB Data Systems Indonesia	KB Data Systems	Not listed (Overseas)
3rd Tier Subsidiaries	PT Bukopin Finance	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	PT Bank Syariah Bukopin	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	Mangrove Master Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)
	Mangrove Feeder Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)

Notes:	(1) Renamed to PT Bank KB Bukopin, Tbk. from PT Bank Bukopin, Tbk. on February 8, 2021.

(2) Renamed to KBFG Insurance (China) Co., Ltd. from LIG Insurance (China) Co., Ltd. on April 9, 2021.

(3) Renamed to KB J Capital Co., Ltd from J Fintech Co., Ltd on February 16, 2021.

(4) Renamed to PT KB Valbury Asset Management from PT Valbury Capital Management on June 5, 2024.

1.4. Capital Structure

1.4.1. Common Shares

Changes in Capital

(As of June 30, 2024)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)

Note:

(1) The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

(As of June 30, 2024)	(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	14,600,465	—	14,600,465	—
1. Capital Reduction	—	—	—	—
2. Cancellation	14,600,465	—	14,600,465	Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of December 31, 2023 (C=A-B)	403,511,072	—	403,511,072	—
Treasury Shares (D)	24,245,382	—	24,245,382	—
Shares Outstanding (C-D)	379,265,690	—	379,265,690	—

Notes:

(1) On July 21, 2022 the board of directors of the Company resolved to cancel certain of the Company’s treasury shares. The cancelled shares, amounting to 3,455,426 shares, were within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

(2) On February 7, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company acquired 5,385,996 shares between February 8, 2023 and March 27, 2023 (33 business days) and cancelled all such treasury shares on April 4, 2023. The cancelled shares were within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

(3) On July 25, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 300 billion worth of treasury shares between August 1, 2023 and July 31, 2024 and has completed such acquisition, acquiring a total of 5,584,514 treasury shares. The Company has designated August 14, 2024 as the cancellation date and plans to cancel all of the acquired treasury shares on such date.

(4) On February 7, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 320 billion worth of treasury shares between February 8, 2024 and August 7, 2024, and has completed such acquisition, acquiring a total of 4,398,135 treasury shares. The company has designated August 14, 2024 as the cancellation date and plans to cancel all of the acquired treasury shares on such date.

(5) On July 23, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 400 billion worth of treasury shares. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on July 23, 2024.

1.4.2. Voting Rights

(As of June 30, 2024)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	403,511,072	—
	Preferred shares	—	—
Shares without voting rights	Common shares	24,245,382	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	379,265,690	—
	Preferred shares	—	—

Notes:

(1) On July 25, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 300 billion worth of treasury shares between August 1, 2023 and July 31, 2024 and has completed such acquisition, acquiring a total of 5,584,514 treasury shares. The Company has designated August 14, 2024 as the cancellation date and plans to cancel all of the acquired treasury shares on such date.

(2) On February 7, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 320 billion worth of treasury shares between February 8, 2024 and August 7, 2024, and has completed such acquisition, acquiring a total of 4,398,135 treasury shares. The company has designated August 14, 2024 as the cancellation date and plans to cancel all of the acquired treasury shares on such date.

1.5. Dividends

Since 2022, KB Financial Group has been pursuing a CET1 ratio-based shareholder return policy, whereby the Group’s principle is to utilize a portion of its excess capital exceeding its CET1 ratio of 13% to actively return value to its shareholders.

In order to enhance corporate value and shareholders’ value, the Group manages its shareholder return policy by using the ‘Total Shareholder Return Ratio’ as an indicator for its shareholder return, which includes distribution of cash dividends as well as share buybacks and cancellations. The Group plans to continually try to gradually expand its Total Shareholder Return Ratio.

In 2024, KB Financial Group implemented an ‘Equal Quarterly Dividend Distribution Policy,’ which aims to enhance the predictability of the Group’s dividend payments by paying an equal amount of total dividends each quarter while also maintaining at least the previous year’s level of, and gradually increasing the amount of, its dividends per share. In addition, the Group aims to enhance its shareholders’ value by striving to expand its shareholder return while also remaining flexible about buying back and cancelling its treasury shares in light of changes to its profit levels, the volatility of the financial market and changes in the regulatory landscape. Such cash dividend and share buyback and cancellation plans may be modified depending on economic conditions, the regulatory environment, or the Group’s business objectives.

KB Financial Group aims to manage its CET1 target ratio to be at least 13% (consisting of the regulatory requirement of 10.5% plus a management buffer of 2.5%), which also takes into consideration a capacity for absorbing losses in the event of an economic shock equivalent to that of the level of the Asian financial crisis in 1997.

In order to manage such CET1 target ratio, the Group plans to benchmark systemic growth indicators, such as nominal GDP growth rates, to set its mid-term goals for asset growth. However, the Group may modify such goals to better fulfill the Group’s public role and to attain sustainable growth in light of changes to the macroeconomic and regulatory environment, the importance and role of financial institutions, including banks, in the domestic economy, the Group’s public duty to maintain the stability of the social system, or the Group’s business objectives such as investments in new businesses or M&A initiatives.

Furthermore, the Group plans to manage its CET1 ratio at an optimal balance point by increasing its shareholder returns and complying with changes in financial regulations, including the introduction of the counter-cyclical capital buffer and the stress capital buffer, while also maintaining the soundness of the Group’s asset quality.

		(Unit: in millions of Won, except per share amounts and percentages)
Items		January 1, 2024 to June 30, 2024(1)	January 1, 2023 to December 31, 2023(2)	January 1, 2022 to December 31, 2022(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		2,912,843	4,631,932	4,394,830
(Consolidated) Earnings per share (Won)		7,041	11,580	10,955
Total cash dividends		600,000	1,173,937	1,149,421
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		20.6	25.3	26.0
Cash dividend yield (%)	Common shares	2.0	4.9	5.8
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	1,575	3,060	2,950
	—	—	—	—
Stock dividend per share	Common shares	—	—	—
	—	—	—	—

Notes:

(1) Includes a quarterly dividend amount of Won 300,000 million (Won 784 per common share) in the first quarter of fiscal year 2024, and a quarterly dividend amount of Won 300,000 million (Won 791 per common share) in the second quarter of fiscal year 2024.

(2) Includes a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the first quarter of fiscal year 2023, a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the second quarter of fiscal year 2023, a quarterly dividend amount of Won 194,998 million (Won 510 per common share) in the third quarter of fiscal year 2023, and an annual dividend amount of Won 587,006 million (Won 1,530 per common share).

(3) Includes a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the first quarter of fiscal year 2022, a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the second quarter of fiscal year 2022, a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the third quarter of fiscal year 2022 and an annual dividend amount of Won 564,970 million (Won 1,450 per common share).

1.6. Amendments to the Articles of Incorporation

The Company’s Articles of Incorporation were most recently amended on March 24, 2023.

Date	Shareholder meeting through which the amendments were approved and ratified	Major changes	Notes
March 24, 2023	Annual General Meeting of Shareholders for Fiscal Year 2022	Establishment of: (i) the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors, and (ii) an equal dividend payment policy with respect to shares in the same class, through the amendment of articles 10, 11, 15, 16, 17, 18, 19, 20, 49, 59, and 60	Establishment of the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors

2. Business

2.1. Results of Operations

			(Unit: in millions of Won)
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the year ended December 31, 2023	For the year ended December 31, 2022
Net interest income	6,357,722	5,833,669	12,141,717	11,515,325
Interest income	15,225,533	13,997,243	29,145,079	20,787,577
Interest expense	(8,867,811)	(8,163,574)	(17,003,362)	(9,272,252)
Net fee and commission income	1,909,728	1,865,410	3,673,524	3,514,902
Fee and commission income	2,726,904	2,696,416	5,368,074	5,125,930
Fee and commission expense	(817,176)	(831,006)	(1,694,550)	(1,611,028)
Insurance service result	1,018,102	832,222	1,422,952	1,311,091
Insurance income	5,568,240	5,339,779	10,978,808	10,072,490
Insurance expense	(4,550,138)	(4,507,557)	(9,555,856)	(8,761,399)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	570,710	1,159,314	2,163,065	(1,139,818)
Other insurance finance income (expense)	(304,782)	(300,845)	(459,135)	841,227
Net other operating expenses	(690,568)	(718,208)	(2,712,989)	(2,262,123)
General and administrative expenses	(3,222,127)	(3,159,228)	(6,647,406)	(6,643,654)
Operating profit before provision for credit losses	5,638,785	5,512,334	9,581,728	7,136,950
Provision for credit losses	(981,088)	(1,319,485)	(3,146,409)	(1,847,775)
Net operating profit	4,657,697	4,192,849	6,435,319	5,289,175

Notes:	(1) Based on K-IFRS (on a consolidated basis).

(2) KB Financial Group’s results of operations for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

(3) KB Financial Group’s results of operations for the six months ended June 30, 2023 above have been restated retrospectively to reflect the application of the variable fee approach for measuring insurance liabilities in accordance with the Financial Supervisory Service’s guidelines on actuarial assumptions.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won)
		For the six months ended June 30, 2024			For the year ended December 31, 2023			For the year ended December 31, 2022
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	355,075,808	2.47	46.09	338,691,272	2.52	45.63	333,078,280	1.27	47.87
	Certificate of deposit	12,047,259	3.95	1.56	10,417,992	4.07	1.40	5,511,822	2.35	0.79
	Borrowings	34,737,985	3.43	4.51	33,891,286	3.27	4.57	31,064,028	1.91	4.46
	Call money	1,242,479	3.53	0.16	1,384,033	3.52	0.19	1,314,525	2.02	0.19
	Debentures	56,666,042	3.63	7.35	56,008,914	3.36	7.55	58,290,290	2.39	8.38
	Others	23,013,894	4.19	2.99	22,355,370	4.37	3.01	20,866,612	2.34	3.00

Subtotal		482,783,467	2.80	62.66	462,748,867	2.81	62.35	450,125,557	1.52	64.69

Foreign Currency	Deposits	37,183,887	4.20	4.83	36,526,597	3.88	4.92	34,076,754	2.09	4.90
	Borrowings	21,667,277	4.15	2.81	24,087,170	3.77	3.25	22,970,783	1.90	3.30
	Call money	2,298,973	3.83	0.30	2,014,719	3.19	0.27	1,572,913	1.87	0.23
	Debentures	14,800,768	3.21	1.92	13,607,050	3.14	1.83	11,978,139	2.09	1.72
	Others	1,050,751	4.37	0.13	1,067,253	3.51	0.14	1,685,165	1.46	0.24

Subtotal		77,001,656	3.99	9.99	77,302,789	3.69	10.41	72,283,754	2.01	10.39

Others	Total shareholders’ equity	99,710,034	—	12.94	95,694,663	—	12.89	67,612,953	—	9.72
	Allowances	1,742,037	—	0.23	1,061,174	—	0.14	1,128,687	—	0.16
	Others	109,211,341	—	14.18	105,428,693	—	14.21	104,628,576	—	15.04

Subtotal		210,663,412	—	27.35	202,184,530	—	27.24	173,370,216	—	24.92

Total		770,448,535	—	100.00	742,236,186	—	100.00	695,779,527	—	100.00

Notes:	(1) Based on K-IFRS (on a consolidated basis).

(2) The figures for the six months ended June 30, 2024 and the year ended December 31,2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

2.2.2.	Uses of Funds

								(Unit: in millions of Won)
		For the six months ended June 30, 2024			For the year ended December 31, 2023			For the year ended December 31, 2022
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	17,372,394	0.81	2.25	16,471,530	0.92	2.22	16,038,688	0.63	2.31
	Securities	211,285,189	2.62	27.42	199,538,723	2.72	26.88	166,950,909	1.17	23.99
	Loans	383,116,418	4.78	49.73	370,190,671	4.81	49.88	361,188,713	3.51	51.91
	Guarantee payments under payment guarantee	5,493	1.36	—	5,114	0.81	—	6,891	0.19	—
	Call loan	367,311	3.57	0.05	286,735	3.62	0.04	694,196	2.02	0.10
	Private placement corporate bonds	1,127,133	2.97	0.15	1,206,821	2.90	0.16	828,547	3.43	0.12
	Credit cards	23,144,347	8.09	3.00	22,789,066	7.93	3.07	22,069,290	6.94	3.17
	Others	3,823,745	17.49	0.50	3,415,038	17.44	0.46	4,438,987	9.45	0.64
	Allowance	(4,157,607)	—	(0.54)	(3,561,894)	—	(0.48)	(2,814,578)	—	(0.40)

Subtotal		636,084,423	4.18	82.56	610,341,804	4.23	82.23	569,401,643	2.94	81.84

Foreign Currency	Due from banks	9,821,113	2.92	1.27	9,292,372	2.28	1.25	9,239,891	0.76	1.33
	Securities	25,820,359	4.69	3.35	25,883,766	4.16	3.49	20,610,143	1.81	2.96
	Loans	39,479,364	7.18	5.12	39,403,960	6.97	5.31	37,267,941	5.32	5.36
	Call loan	7,059,207	5.04	0.92	7,399,847	4.49	1.00	8,829,592	2.12	1.27
	Bills bought	1,676,430	5.68	0.22	2,047,390	5.58	0.28	2,541,838	2.32	0.37
	Allowance	(1,554,974)	—	(0.20)	(1,322,830)	—	(0.18)	(1,021,192)	—	(0.15)
	Others	3,010,629	—	0.39	3,070,684	—	0.41	2,248,320	—	0.32

Subtotal		85,312,128	5.69	11.07	85,775,189	5.30	11.56	79,716,533	3.38	11.46

Others	Cash	1,597,163	—	0.21	1,681,170	—	0.23	1,831,093	—	0.26
	Fixed assets held for business	9,555,398	—	1.24	8,813,616	—	1.19	8,077,249	—	1.16
	Others	37,899,423	—	4.92	35,624,407	—	4.79	36,753,009	—	5.28

Subtotal		49,051,984	—	6.37	46,119,193	—	6.21	46,661,351	—	6.70

Total		770,448,535	—	100.00	742,236,186	—	100.00	695,779,527	—	100.00

Notes:	(1) Based on K-IFRS (on a consolidated basis).

(2) The figures for the six months ended June 30, 2024 and the year ended December 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)

	As of June 30, 2024	As of December 31, 2023	As of December 31, 2022
Total capital (A)	55,570	53,744	48,970
Risk-weighted assets (B)	334,237	321,319	302,984
BIS ratio (A/B)	16.63%	16.73%	16.16%

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of June 30, 2024 are preliminary.

Kookmin Bank		(Unit: in billions of Won, except percentages)

	As of June 30, 2024	As of December 31, 2023	As of December 31, 2022
Total capital (A)	40,722	39,040	36,233
Risk-weighted assets (B)	228,911	215,962	207,558
BIS ratio (A/B)	17.79%	18.08%	17.46%

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of June 30, 2024 are preliminary.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of June 30, 2024	As of December 31, 2023	As of December 31, 2022
Net operating capital (A)	5,168	5,058	4,554
Total amount at risk (B)	2,930	2,934	2,655
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,667.36%	1,582.09%	1,414.74%
Capital surplus (A-B)	2,238	2,124	1,899

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of June 30, 2024	As of December 31, 2023	As of December 31, 2022
Available capital (A)	12,213	11,669	4,608
Required capital (B)	6,021	5,404	2,684
Capital Adequacy ratio (A/B)(2)	202.84%	215.94%	171.66%

Notes:	(1) The figures as of June 30, 2024 are preliminary.

(2) Pursuant to the change in capital adequacy system from the Risk-Based Capital (“RBC”) system to the Korean Insurance Capital Standard (“K-ICS”) system in 2023, the figures as of June 30, 2024 and December 31, 2023 were calculated based on the K-ICS method, whereas the figures as of December 31, 2022 were calculated based on the RBC method.

2.3.2.	Overseas Credit Ratings

(As of June 30, 2024)
Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3.	Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)

1/12/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/3/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/19/2021	Debentures	AAA	KIS Ratings (AAA ~ D)

2/22/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/14/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/25/2021	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

9/24/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/27/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D)

1/28/2022	Contingent Convertible Bonds	AA-	NICE Investors Service (AAA ~ D)

4/29/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/2/2022	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/20/2022	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

8/16/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/3/2023	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2023	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

2/15/2024	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/26/2024	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

2.3.4.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 28, 2019	615
	January 20, 2020	462
	January 30, 2021	800
	January 21, 2022	674
	January 18, 2023	713
	January 19, 2024	674

2.3.5.	Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in 2024 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from uncertainties in the election outcomes in key countries, interest and exchange rate fluctuations, lower consumer confidence, stock market and real estate market volatility and changes in fiscal and monetary policies, and (ii) adverse conditions in the Korean and global economies and financial markets resulting from geopolitical uncertainties, including as a result of Russia’s invasion of Ukraine and its effects on global commodity prices, accelerating de-globalization trends and a potential economic slowdown or credit-related challenges in China.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1.	Consolidated Statements of Financial Position

		(Unit: in millions of Won)
	As of June 30, 2024	As of December 31, 2023
Cash and due from financial institutions	31,053,065	29,836,311
Financial assets at fair value through profit or loss	77,708,742	77,038,267
Derivative financial assets	8,610,997	6,157,628
Loans measured at amortized cost	455,873,383	444,805,287
Financial investments	128,820,761	122,199,529
Investments in associates and joint ventures	705,650	722,222
Insurance assets	294,919	229,640
Reinsurance assets	1,531,915	1,655,168
Property and equipment	5,310,855	4,945,699
Investment property	3,929,357	4,109,784
Intangible assets	2,034,874	1,950,858
Net defined benefit assets	380,238	374,090
Current income tax assets	295,087	244,317
Deferred income tax assets	275,319	274,225
Assets held for sale	142,065	208,230
Assets of a disposal group held for sale	—	—
Other assets	25,265,095	20,986,897
Total assets	742,232,322	715,738,152

	As of June 30, 2024	As of December 31, 2023
Financial liabilities at fair value through profit or loss	10,792,237	10,920,435
Derivative financial liabilities	8,454,695	6,210,639
Deposits	420,217,889	406,512,434
Borrowings	67,079,671	69,583,561
Debentures	72,147,778	69,176,668
Insurance contract liabilities	52,788,786	50,308,552
Reinsurance contract liabilities	38,858	36,030
Provisions	1,728,300	1,444,418
Net defined benefit liabilities	77,165	81,869
Current income tax liabilities	320,674	145,335
Deferred income tax liabilities	1,853,481	2,179,966
Other liabilities	46,910,186	40,264,935

Total liabilities	682,409,720	656,864,842

Equity attributable to shareholders of the parent company	57,152,838	56,929,804
Share capital	2,090,558	2,090,558
Hybrid securities	5,082,553	5,032,803
Capital surplus	16,646,105	16,647,916
Accumulated other comprehensive income (loss)	765,431	2,295,165
Retained earnings	33,819,428	32,029,199
Treasury shares	(1,251,237)	(1,165,837)
Non-controlling interests	2,669,764	1,943,506
Total equity	59,822,602	58,873,310
Total liabilities and equity	742,232,322	715,738,152

Number of companies included as a consolidated entity	348	371

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	First Half of 2024		First Half of 2023
	Second Quarter	Cumulative	Second Quarter	Cumulative
Net interest income	3,206,237	6,357,722	3,009,804	5,833,669
Interest income	7,611,571	15,225,533	7,130,660	13,997,243
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	7,243,831	14,472,708	6,783,763	13,311,319
Interest income from financial instruments at fair value through profit or loss	359,835	736,588	341,149	674,626
Insurance finance interest income	7,905	16,237	5,748	11,298
Interest expense	(4,405,334)	(8,867,811)	(4,120,856)	(8,163,574)
Interest expense	(4,012,831)	(8,079,357)	(3,728,416)	(7,368,296)
Insurance finance interest expense	(392,503)	(788,454)	(392,440)	(795,278)
Net fee and commission income	919,635	1,909,728	951,404	1,865,410
Fee and commission income	1,330,604	2,726,904	1,361,714	2,696,416
Fee and commission expense	(410,969)	(817,176)	(410,310)	(831,006)
Net insurance income	479,723	1,018,102	439,815	832,222
Insurance income	2,840,682	5,568,240	2,676,645	5,339,779
Insurance income	2,740,059	5,429,533	2,565,710	5,064,258
Reinsurance income	100,623	138,707	110,935	275,521
Insurance expense	(2,360,959)	(4,550,138)	(2,236,830)	(4,507,557)
Insurance service expense	(2,310,454)	(4,103,681)	(2,029,822)	(4,103,048)
Reinsurance expense	(230,505)	(446,457)	(207,008)	(404,509)
Net gains on financial assets/liabilities at fair value through profit or loss	321,577	570,710	385,907	(1,159,314)
Other insurance finance expenses	(192,356)	(304,782)	(31,785)	(300,845)
Net other operating expenses	(285,858)	(690,568)	(458,084)	(718,208)
General and administrative expenses	(1,593,891)	(3,222,127)	(1,592,942)	(3,159,228)
Operating income before provision for credit losses	2,855,067	5,638,785	2,704,119	5,512,334
Provision for credit losses	(552,818)	(981,088)	(651,297)	(1,319,485)
Net operating income	2,302,249	4,657,697	2,052,822	4,192,849
Net non-operating expenses	66,983	(880,981)	(92,353)	(188,514)
Share of loss of associates and joint ventures	(694)	(2,113)	6,945	4,449
Net other non-operating expenses	67,677	(878,868)	(99,298)	(192,963)
Profit before income tax expense	2,369,232	3,776,716	1,960,469	4,004,335
Income tax expense	(658,567)	(1,002,837)	(455,838)	(989,413)
Profit for the period	1,710,665	2,773,879	1,504,631	3,014,922
Other comprehensive income (expenses) for the period, net of tax	(761,201)	(1,521,003)	141,976	626,771

	First Half of 2024		First Half of 2023
	Second Quarter	Cumulative	Second Quarter	Cumulative
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	2,756	11,751	4,112	9,940
Share of other comprehensive loss of associates and joint ventures	—	—	—	(2)
Losses on equity securities at fair value through other comprehensive income	(230,369)	(242,935)	(13,261)	(13,371)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	(2,040)	(10,883)	(610)	(50,585)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	119,469	282,414	(23,861)	91,958
Gains (losses) on debt securities at fair value through other comprehensive income	559,490	(97,737)	(698,933)	826,524
Share of other comprehensive loss of associates and joint ventures	56	(86)	2,977	(1,181)
Losses on cash flow hedging instruments	5,615	(31,182)	21,233	(14,232)
Losses on hedging instruments of net investments in foreign operations	(40,016)	(91,219)	(9,263)	(39,396)
Insurance finance expenses	(1,176,162)	(1,341,126)	859,582	(182,884)
Total comprehensive income for the period	949,464	1,252,876	1,646,607	3,641,693
Profit attributable to:
Shareholders of the parent company	1,732,210	2,781,343	1,498,916	3,007,624
Non-controlling interests	(21,545)	(7,464)	5,715	7,298
Total comprehensive income for the period attributable to:
Shareholders of the parent company	966,838	1,248,117	1,642,405	3,624,787
Non-controlling interests	(17,374)	4,759	4,202	16,906
Earnings per share
Basic earnings per share (Won)	4,417	7,041	3,776	7,558
Diluted earnings per share (Won)	4,377	6,952	3,694	7,388

Notes:	(1)	The figures for the six months ended June 30, 2024 have been restated retrospectively to reflect the application of the variable fee approach for measuring insurance liabilities in accordance with the Financial Supervisory Service’s guidelines on actuarial assumptions.

3.2.	Separate Financial Information

3.2.1.	Separate Statements of Financial Position

		(Unit: in millions of Won)
	As of June 30, 2024	As of December 31, 2023
Cash and due from financial institutions	1,346,198	256,337
Financial assets at fair value through profit or loss	1,227,370	1,376,423
Loans measured at amortized cost	712,960	608,286
Investments in subsidiaries	26,717,817	26,717,817
Property and equipment	3,156	3,080
Intangible assets	14,819	15,954
Net defined benefit assets	2,923	3,694
Deferred income tax assets	5,823	4,492
Other assets	691,100	542,815

Total assets	30,722,166	29,528,898

Borrowings	865,000	100,000
Debentures	2,982,533	3,871,820
Current income tax liabilities	294,151	104,299
Other liabilities	351,766	410,704

Total liabilities	4,493,450	4,486,823

Share capital	2,090,558	2,090,558
Hybrid securities	5,082,359	5,032,518
Capital surplus	14,754,475	14,754,747
Accumulated other comprehensive loss	(6,773)	(6,809)
Retained earnings	5,559,334	4,336,898
Treasury Shares	(1,251,237)	(1,165,837)

Total equity	26,228,716	25,042,075

Total liabilities and equity	30,722,166	29,528,898

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	First Half of 2024		First Half of 2023
	Second Quarter	Cumulative	Second Quarter	Cumulative
Net interest expense	(12,312)	(26,037)	(13,380)	(33,434)
Interest income	12,546	22,363	11,479	18,149
Interest income from financial instruments at amortized cost	11,845	20,960	10,800	16,351
Interest income from financial instruments at fair value through profit or loss	701	1,403	679	1,798
Interest expense	(24,858)	(48,400)	(24,859)	(51,583)
Net fee and commission expense	(2,424)	(3,566)	(3,089)	(4,336)
Fee and commission income	616	994	409	781
Fee and commission expense	(3,040)	(4,560)	(3,498)	(5,117)
Net gains (losses) on financial assets at fair value through profit or loss	27,755	43,334	6,242	51,670
Net other operating income	—	2,243,250	—	2,192,380
General and administrative expenses	(23,843)	(48,030)	(22,979)	(45,881)
Operating profit before provision for credit losses	(10,824)	2,208,951	(33,206)	2,160,399
Provision for credit losses	(249)	(345)	(7)	(7)
Operating profit	(11,073)	2,208,606	(33,213)	2,160,392
Net non-operating income	567	(79)	4,393	4,406
Profit before income tax	(10,506)	2,208,527	(28,820)	2,164,798
Income tax income (expense)	(2,054)	1,532	2,370	(8,321)
Profit for the year	(12,560)	2,210,059	(26,450)	2,156,477
Other comprehensive income (loss) for the year, net of tax	(11)	36	8	25
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	(11)	36	8	25
Total comprehensive income for the year	(12,571)	2,210,095	(26,442)	2,156,502
Earnings per share
Basic earnings per share (Won)	(171)	5,541	(194)	5,354
Diluted earnings per share (Won)	(169)	5,470	(188)	5,234

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of June 30, 2024	As of December 31, 2023	As of December 31, 2022
Current assets in Won (A)	2,117,438	656,555	959,935
Current liabilities in Won (B)	598,144	255,693	592,727
Liquidity ratio (A/B)	354.00%	256.77%	161.95%

Notes:	(1) Based on K-IFRS (on a separate basis).
(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Profitability Ratios

			(Unit: %)
	For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Net income as a percentage of average total assets (ROA)	0.76	0.65	0.60
Net income as a percentage of average shareholders’ equity (ROE)	9.80	8.37	9.24

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower (As of June 30, 2024)

(Unit: in billions of Won)
Company	Credit Extended
LG Display Co., Ltd.	1,673
Samsung Electronics Co., Ltd.	1,454
Samsung Heavy Industries Co., Ltd.	1,311
KB Kookmin Card Co., Ltd	1,291
E-MART Inc.	1,160
SK on Co., Ltd.	1,138
HD Hyundai Heavy Industries Co., Ltd.	1,131
Hanwha Solutions Corporation	1,025
Samsung SDI Co., Ltd.	990
Strada Holdco L.P.	937
LG Energy Solution, Ltd.	930
Construction Guarantee	861
LS MnM Inc.	796
SK Inc.	787
CJ CheilJedang Corporation	779
Posco International Corporation	746
Hyundai Samho Heavy Industries Co., Ltd.	736
SK hynix Inc.	725
Shinhan Card Co., Ltd.	687
S-Oil Corporation.	675

Total	19,832

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group (As of June 30, 2024)

(Unit: in billions of Won)
Group	Credit Extended
SK	5,853
Samsung	5,557
LG	4,417
Hyundai Motor	4,196
Lotte	3,822
Hanwha	3,630
HD Hyundai	3,468
POSCO	1,797
GS	1,751
Shinsegae	1,671

Total	36,163

3.3.5.	Kookmin Bank’s Loan Concentration by Industry (As of June 30, 2024)

	(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	57,012	26.1
Construction	5,386	2.5
Real estate activities	55,041	25.2
Wholesale and retail trade	30,273	13.8
Accommodation and food service activities	11,243	5.1
Financial activities	9,485	4.3
Others	50,175	23.0

Total	218,616	100.0

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of June 30, 2024)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Real estate activities	262.1	131.8
Borrower B	Real estate activities	56.6	8.8
Borrower C	Construction	37.6	36.5
Borrower D	Wholesale and retail trade	20.0	1.9
Borrower E	Real estate activities	18.3	3.1
Borrower F	Real estate activities	14.8	4.3
Borrower G	Real estate activities	14.8	4.3
Borrower H	Construction	14.4	13.0
Borrower I	Real estate activities	11.3	1.0
Borrower J	Real estate activities	11.0	1.7
Borrower K	Wholesale and retail trade	10.7	10.5
Borrower L	Accommodation and food service activities	8.9	0.7
Borrower M	Manufacturing	8.6	2.6
Borrower N	Construction	7.8	7.8
Borrower O	Wholesale and retail trade	6.8	3.8
Borrower P	Manufacturing	6.7	4.4
Borrower Q	Real estate activities	6.5	0.7
Borrower R	Manufacturing	4.6	3.2
Borrower S	Construction	4.5	0.4
Borrower T	Transportation and warehousing business	4.4	0.3

—	—	530.5	241.0

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports included therein. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
Period			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to June 30, 2024	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,296	10,970	693	2,866
January 1 to December 31, 2023	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,264	11,675	1,264	11,309
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,291	11,364	1,291	11,028

Notes:	(1)	Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
	(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.
	(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to June 30, 2024	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2024 to April 30, 2025	804
January 1 to December 31, 2023	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2023 to April 30, 2024	784
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2022 to April 30, 2023	697

Note:	(1) Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations. As such, the external auditor for the Company and its subsidiaries for the fiscal year ended December 31, 2023 was Samil PricewaterhouseCoopers.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of June 30, 2024, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation and Compensation Committee;

•	ESG Committee;

•	Non-Executive Director Nominating Committee;

•	CEO Nominating Committee;

•	Subsidiaries’ CEO Director Nominating Committee; and

•	Audit Committee Member Nominating Committee (ad hoc committee).

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415-2 and 542-11 of the Commercial Act and how we fulfill each requirement as of June 30, 2024.

The Commercial Act Requirements	KB Financial Group
The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.
The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	Two Audit Committee members (Whajoon Cho, Gyutaeg Oh) are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1.	Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

	(Unit: in millions of Won)
	Total number of persons(1)	Total compensation approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	3,000	—

Notes: (1)	Represents the total number of applicable persons as of June 30, 2024.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2. Total Amount of Compensation Paid

(As of June 30, 2024)	(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	1,226	136	—

Notes: (1)	Represents the total number of applicable persons as of June 30, 2024.
(2)	Represents the total amount paid (rounded to the nearest million) for the six months ended June 30, 2024.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the six months ended June 30, 2024, divided by (ii) the number of applicable persons for the applicable reporting period.

5.3.3. Compensation Breakdown

(As of June 30, 2024)			(Unit: in millions of Won)

	Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	877	438	—
Non-executive Directors (excluding Audit Committee members)	3	143	48	—
Audit Committee members	4	206	51	—
Internal Auditor	—	—	—	—

Notes: (1)	Represents the total number of applicable persons as of June 30, 2024.

(2)	Represents the total amount paid (rounded to the nearest million) for the six months ended June 30, 2024.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the six months ended June 30, 2024, divided by (ii) the number of applicable persons for the applicable reporting period.

5.4.	Top 5 Highest-Paid Individuals

5.4.1	Compensation exceeding Won 500 million – Individual basis

(As of June 30, 2024)			(Unit: in millions of Won)

Name	Position	Total Amount	Deferred Compensation(1)
Jong Hee Yang	Chairman & CEO	877

- Deferred short-term performance-based payment, the amount of which corresponds to a total of 5,995 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 7,008 shares.

- Long-term performance-based payment (18,516 shares per year), the amount of which will be finalized at a future date pursuant to a performance evaluation over a three-year period from November 21, 2023 to November 20, 2026.

Note: (1)	The actual payment amount will be finalized based on the market value of our shares at the time of payment.

5.4.2 Calculation criteria and method of compensation

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
Jong Hee Yang	Earned income	Salary	450

- A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined through a resolution of the Evaluation and Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting. (including allowances for business expenses of Won 200 million.)

		Bonus	427

- The bonus paid in 2024 consisted of Won 218 million in short-term performance-based compensation and Won 209 million in long-term performance-based compensation.

- The short-term performance-based payment included a lump sum payment of 198 million for the period prior to his appointment as the CEO in 2023 (2023.1.1-2023.11.20) and a lump sum payment of 21 million for the period after his appointment as the CEO (2023.11.21-2023.12.31).

- The short-term performance evaluation index for the period after his appointment as the CEO consisted of financial results (including ROE, total operating income, net profit from non-banking businesses, comprehensive NPL ratio, Tier1 ratio, RORWA, and C/I Ratio), as well as non-financial results (including improving the core competitiveness and recovery resilience of the Group, expanding global and new businesses, innovating the financial platform, leading sustainable growth by enhancing asset quality, ESG and internal control, and cultivating an open and creative organizational structure). The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-100% of base salary.

- With respect to financial results, the Group’s net profit for 2023 was Won 4,631.9 billion, primarily due to well-managed asset quality and cost efficiency. Such results were considered, among other, to be major achievements that were reflected in the performance evaluation.

Name	Compensation Type	Total Compensation (in millions of Won)	Calculation Criteria and Method

- The short-term performance evaluation index for the period before his appointment as the CEO consisted of financial results linked to his role as a vice chairman and as the head of the Group’s retail customer, wealth management/pension, and SME divisions as well as non-financial results linked to certain management tasks.

  His major achievements prior to his appointment as the CEO included his roles in helping the Group’s main platform exceeding 12 million monthly active users, solidifying the Group’s market position in the retirement pension sector, and expanding the wealth management customer base. The amount of short-term incentive payment is determined within a range of 0 to 120% of the base salary according to the achievement level of each of the indices.

- The long-term performance-based compensation consisted of a lump sum payment of Won 209 million based on a performance evaluation for the period prior to his appointment as the CEO from January 1, 2023 to November 20, 2023.

- The long-term performance evaluation index consisted of relative total shareholder return, as well as the performance results linked to his roles and duties. The amount of the long-term incentive payment was determined by a comprehensive evaluation based on his achievements of each of the indices and is within a range of 0%-100% of his base salary.

- With respect to the financial results for long-term performance evaluation, the relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the average increase in the share price of competitors for each evaluation period, while the other items were calculated by averaging each year’s results.

	Stock options	—	- Not applicable
	Other earned income	—	- Not applicable
	Retirement income	—	- Not applicable
	Other income	—	- Not applicable

5.5.	Stock-based Compensation

5.5.1.	Stock-Linked Cash Compensation (Phantom Stock)

Pursuant to the Group’s director compensation regulations and executive officer management regulations, the Evaluation and Compensation Committee determines various aspects of the performance evaluation and compensation of the Group’s management, and establishes and evaluates the performance evaluation and compensation criteria for management on an annual basis through its committee resolutions. The short-term performance bonuses (annual evaluation) and long-term performance bonuses (multi-year cumulative evaluation) that were determined on the basis of such evaluation results are paid and operated in the form of cash compensation and stock compensation (performance-linked shares, restricted stock).

A portion (40 to 60%) of the short-term bonus is paid in cash immediately, while the remaining portion (60 to 40%) is converted to restricted stocks and paid on a deferred basis. The long-term bonus is granted as performance-linked shares based on a cumulative evaluation covering two years of performance (three years for the CEO). A portion of such performance-linked shares is paid in cash in an amount corresponding to the stock value, while the remaining portion is converted to restricted stocks and paid on a deferred basis, similar to the short-term performance bonuses. The deferred portions of the short-term and long-term performance bonuses are paid in cash, reflecting the stock price (fair market value) at the time of the deferred payment.

5.5.2.	Changes in the Amounts of Stock-based Compensation

5.5.2.1	Long-Term Performance Compensation

			(Unit: Number of Shares)

	For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Number of Recipients(1)(2)	13	11	13	12
Number of Performance-Linked Shares Granted(2)(3)	96,687	97,995	58,317	73,192
Number of Performance-Linked Shares Paid During the Period (a+b)(4)	69,947	136,045	36,471	44,373
a. Number of Shares for Stock-Linked Cash Compensation	33,431	63,934	18,234	22,700
b. Number of Shares Converted to Restricted Stocks to be Paid on a Deferred Basis	36,516	72,111	18,237	21,673
Evaluation Adjustment	(4,146)	(839)	(1,003)	(1,180)
Cumulative Number of Performance-Linked Shares Paid (Sum of Stock-Linked Cash Compensation and Restricted Stock Conversion)(5)	242,463	216,889	169,382	149,024
Number of Unpaid Performance-Linked Shares(3)(6)	171,067	148,473	187,362	166,519

Notes: (1)	Based on the beneficiaries reported to the tax office pursuant to Article 20 of the Income Tax Act of Korea.

(2)	Based on the number of individuals who entered into stock-based compensation agreements each year and the number of shares scheduled to be granted according to such agreements.

(3)	Adjusted based on the period of employment during the performance-linked share grant period.

(4)

Represents the final number of shares determined after adjustments based on evaluation results. According to the Act on the Corporate Governance of Financial Companies, a portion (40 to 60%) is paid as stock-linked cash compensation applying the stock price (fair market value) at the end of the evaluation period, while the remainder (60 to 40%) is converted to restricted stocks and paid on a deferred basis for one year from the end of the evaluation period or one year after retirement, and then paid over three years applying the stock price (fair market value) at the time of each deferred payment.

(5)	Represents the cumulative number of shares paid up to the record date of disclosure during the reporting period.

(6)	Represents the number of shares granted at the end of the year minus the actual number of shares paid.

5.5.2.2.	Restricted Stock

			(Unit: Number of Shares)

	For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Number of Payment Recipients	26	23	15	18
Number of Shares Confirmed for Deferral(1)	64,997	113,124	46,557	45,331
Number of Shares Paid(1)	58,608	66,512	58,434	63,856
Cumulative Number of Shares Paid(3)	183,554	188,802	187,020	187,553
Number of Unpaid Shares(1)	177,023	170,634	124,022	135,899

Notes: (1)	Based on the number of restricted stocks confirmed based on the period of employment and the resolutions of the Evaluation and Compensation Committee.

(2)

Restricted stock is paid in cash reflecting the stock price (fair market value) at the time of each deferred payment, after one year from the end of the evaluation period or one year after retirement, over three years.

(3)	Represents the cumulative number of shares paid up to the record date of disclosure during the reporting period.

5.6.	Affiliated Companies

5.6.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of June 30, 2024 are as follows.

1)	Kookmin Bank (100.00%)

2)	KB Securities Co., Ltd. (100.00%)

3)	KB Insurance Co., Ltd. (100.00%)

4)	KB Kookmin Card Co., Ltd. (100.00%)

5)	KB Life Insurance Co., Ltd. (100.00%)

6)	KB Asset Management Co., Ltd. (100.00%)

7)	KB Capital Co., Ltd. (100.00%)

8)	KB Real Estate Trust Co., Ltd. (100.00%)

9)	KB Savings Bank Co., Ltd. (100.00%)

10)	KB Investment Co., Ltd. (100.00%)

11)	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of June 30, 2024, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of June 30, 2024 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Hee Yang	June 1961	Chairman & Chief Executive Officer	5,914	November 20, 2026

6.2.	Non-standing Directors

As of June 30, 2024, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of June 30, 2024 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Jae Keun Lee	May 1966	Non-standing Director	1,119	March 21, 2025

Note: (1)	The date designated as Mr. Jae Keun Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2024, which is expected be held in March 2025.

6.3.	Non-executive Directors

As of June 30, 2024, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of June 30, 2024 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Seon-joo Kwon	November 1956	Non-executive Director	—	March 21, 2025
Whajoon Cho	February 1957	Non-executive Director	—	March 23, 2025
Gyutaeg Oh	February 1959	Non-executive Director	—	March 21, 2025
Jungsung Yeo	April 1960	Non-executive Director	—	March 23, 2025
Jaehong Choi	August 1962	Non-executive Director	—	March 21, 2025
Myong-Hwal Lee	May 1964	Non-executive Director	—	March 21, 2026
Sung-Yong Kim	March 1966	Non-executive Director	—	March 23, 2025

6.4.	Senior Management

Members of our senior management as of June 30, 2024 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Seung Jong Lee	January 1966	Senior Executive Vice President and Chief Strategy Officer	1,214	December 31, 2024
Jae Kwan Kim	July 1968	Senior Executive Vice President and Chief Finance Officer	4,827	December 31, 2024
Cheal Soo Choi	October 1966	Senior Executive Vice President and Chief Risk Management Officer	504	December 31, 2024
Scott Y.H. Seo	March 1966	Senior Executive Vice President and Chief Business Officer of Global	2,000	December 31, 2024
Young Suh Cho	February 1971	Senior Executive Vice President, Chief Digital Officer and Chief IT Officer	1,000	December 31, 2024
Dae Hwan Lim	November 1965	Senior Executive Vice President, Consumer Protection Officer and Chief Compliance Officer	1,744	December 31, 2025
Bong Joong Kwon	November 1969	Senior Managing Director and Head of the IR Division	2,123	December 31, 2024
Hyo Ik Park	January 1970	Senior Managing Director and Chief Business Officer of Insurance	796	December 31, 2024

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Shin Dong Jeung	January 1966	Senior Managing Director and Head of KB Research	389	December 31, 2024
Dae Hyun Cha	January 1966	Senior Managing Director and Chief Officer of Audit Department	1,285	December 31, 2024
Keoung Nam Kim	August 1967	Managing Director and Head of the ESG Division	1,253	December 31, 2024
Sang Rock Na	August 1972	Managing Director and General Manager of the Financial Planning Department	759	December 31, 2025
Hyo Sung Jeon	March 1971	Managing Director and Chief Human Resources Officer	1,286	December 31, 2025
Ki Won Seo	November 1972	Managing Director and General Manager of the Office of Board of Directors	665	December 31, 2025
Jin Young Park	September 1972	Chief Public Relation Officer	1,706	December 31, 2024
Jin Ho Jeong	October 1967	Head of the DT Division	2,138	December 31, 2024
Chang Hwa Yook	December 1967	Head of the AI Division	669	December 31, 2024
Sang Won Oh	December 1967	Head of the IT Division	691	December 31, 2024
Youngsei Park	January 1968	Head of Consumer Protection Division	526	December 31, 2024
Yoon Ha	March 1971	Head of the Customer Experience Design Center	—	December 31, 2024
Ki Eun Park	September 1970	Head of the Group Architecture Center	261	December 31, 2024
Joo Hyun Kim	November 1970	Head of the Group Cloud Center	297	December 31, 2024
Chan Yong Park	September 1965	Head of the Planning & Coordination Department	1,154	December 31, 2024

Note: (1)

The numbers of common shares owned are as of June 30, 2024 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of June 30, 2024, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Jae Keun Lee	Kookmin Bank	Chief Executive Officer	January 2022
Keoung Nam Kim	Kookmin Bank	Managing Director, ESG Division	January 2024
Jin Young Park	Kookmin Bank	Managing Director, Brand & PR Group	January 2024
Jin Ho Jeong	Kookmin Bank	Senior Executive Vice President, DT Initiative Division	January 2024
Chang Hwa Yook	Kookmin Bank	Senior Executive Vice President, AI/Data Innovation Division	January 2024
Sang Won Oh	Kookmin Bank	Senior Executive Vice President, Tech Development Division	January 2024
Youngsei Park	Kookmin Bank	Senior Executive Vice President, Consumer Protection Group	January 2024
Yoon Ha	Kookmin Bank	Head of the Customer Experience Design Center	January 2022
Ki Eun Park	Kookmin Bank	Senior Executive Vice President, Tech Development Division	January 2024
Joo Hyun Kim	Kookmin Bank	Head of the Cloud Platform Department	February 2022
Chan Yong Park	Kookmin Bank	Senior Executive Vice President; Planning & Coordination Department	January 2024
Seung Jong Lee	KB Securities	Non-standing Director	March 2024
	KB Life Insurance	Non-standing Director	March 2024
Jae Kwan Kim	KB Insurance	Non-standing Director	March 2024
	KB Kookmin Card	Non-standing Director	March 2024
Sang Rock Na	KB Capital	Non-standing Director	March 2021
	KB Investment	Non-standing Director	August 2020

6.5.	Employees

The following table shows information regarding our employees and compensation paid to them as of June 30, 2024.

				(Unit: in millions of Won)
Number of Employees(1)	Average Tenure of Employees(2)		Total Amount of Compensation(3)	Average Compensation per Person(4)
141	3 years and 7 months (16 years and 4 months	)	11,251	80

Notes:	(1) Includes all employees as of June 30, 2024, including executive officers.
(2)	The duration in parentheses includes tenure at our subsidiaries.
(3)	Based on the sum of all compensation paid from January 1, 2024 to June 30, 2024.
(4)

Based on the sum of the average monthly compensation of each month from January 1, 2024 to June 30, 2024, which is computed by dividing the sum of all compensation paid each month by the number of employees (including executive officers) at the end of each month.

The following table shows information regarding our executive officers and compensation paid to them as of June 30, 2024.

		(Unit: in millions of Won)
Number of Executive Officers(A)(1)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
14	2,182	163

Note:	(1) Excludes 9 executive officers who served primarily as executive officers at our subsidiaries.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry as of June 30, 2024, unless specified otherwise.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	33,326,122	8.26
JP Morgan Chase Bank, N.A.(2)	22,536,727	5.59
BlackRock Fund Advisors(3)	25,050,939	6.02

Notes:	(1) Based on 403,511,072 shares of our common stock issued as of June 30, 2024.
(2)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.
(3)

The above number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are based on the disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21
Korean National Pension Service	June 30, 2023	33,183,590		8.22
Korean National Pension Service	September 30, 2023	35,321,767		8.75
Korean National Pension Service	October 6, 2023	35,273,578		8.74
Korean National Pension Service	December 31, 2023	33,473,917		8.30
Korean National Pension Service	February 29, 2024	33,704,092		8.35
Korean National Pension Service	March 31, 2024	33,200,471		8.23
Korean National Pension Service	June 30, 2024	33,326,122		8.26

Notes:	(1) Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:
From October 19, 2016 to December 12, 2019: 418,111,537
From December 12, 2019 to February 14, 2022: 415,807,920
From February 14, 2022 to August 1, 2022: 412,352,494
From August 1, 2022 to April 4, 2023: 408,897,068
After April 4, 2023: 403,511,072
(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.
(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.
(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

7.3.	Employee Stock Ownership Association (As of June 30, 2024)

(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	63,466
Kookmin Bank	6,337,275
KB Securities Co., Ltd.	67,323
KB Insurance Co., Ltd.	777,497
KB Kookmin Card Co., Ltd.	559,147
KB Life Insurance Co., Ltd.	21,017
KB Asset Management Co., Ltd.	16,408
KB Capital Co., Ltd.	124,398
KB Real Estate Trust Co., Ltd.	24,979
KB Savings Bank Co., Ltd.	14,519
KB Investment Co., Ltd.	3,444
KB Data Systems Co., Ltd.	55,983
KB Credit Information Co., Ltd.	13,207
Others(1)	21,040

Total	8,099,703

Note:	(1) Shares of common stock attributable to an account owned by the employee stock ownership association of KB Financial Group.

7.4.	Investments in Affiliated Companies

(As of June 30, 2024)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total assets as of the latest fiscal year	Net income(loss) for the latest fiscal year
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	552,016,868	1,505,858
KB Securities Co., Ltd.	298,620,424	100	3,342,391	62,495,222	376,131
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	38,013,049	571,952
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	29,688,528	255,715
KB Life Insurance Co., Ltd. (Formerly, Prudential Life Insurance)	16,201,518	100	2,795,368	32,683,776	152,081
KB Asset Management Co., Ltd.	7,667,550	100	96,312	350,208	33,811
KB Capital Co., Ltd.	32,175,147	100	873,811	17,433,996	137,173
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	1,148,277	(105,786)
KB Savings Bank Co., Ltd.	8,001,912	100	176,813	2,570,986	3,178
KB Investment Co., Ltd.	22,525,328	100	154,910	1,533,502	4,235
KB Data Systems Co., Ltd.	800,000	100	6,334	61,606	832

Total	—	—	26,717,817	—	—

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by KB Securities Co., Ltd.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2023	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2.	Purchase of capital securities issued by KB Capital Co., Ltd.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548	%(1)	March 27, 2045 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989	%(1)	September 24, 2045 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305	%(1)	March 29, 2046 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466	%(1)	June 28, 2046 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952	%(1)	November 28, 2046 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664	%(1)	April 27, 2047 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3.	Purchase of capital securities issued by KB Real Estate Trust Co., Ltd.

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Real Estate Trust Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	150	June 27, 2024	7.800%	June 27, 2054 (may be extended)	Working capital

7.5.4.	Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.5.	Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.654%	July 12, 2024

Notes:	(1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.654%	July 12, 2024

Notes:	(1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.694%	March 7, 2025

Notes:	(1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.694%	March 7, 2025

Notes:	(1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.654%	July 12, 2024

Notes:	(1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.685%	December 19, 2024

Note:	(1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	2.654%	July 12, 2024

Note:	(1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	50	50	July 13, 2023	2.654%	July 12, 2024

Note:	(1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Capital Co., Ltd.	Subsidiary	Loans(1)	200	200	November 25, 2022	2.470%	November 24, 2024

Note:	(1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Real Estate Trust Co., Ltd.	Subsidiary	Loans(1)	50	50	July 25, 2023	4.275%	July 24, 2024

Note:	(1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Real Estate Trust Co., Ltd.	Subsidiary	Loans(1)	35	35	February 28, 2024	4.081%	February 18, 2025

Note:	(1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Real Estate Trust Co., Ltd.	Subsidiary	Loans(1)	70	70	April 29, 2024	3.970%	April 22, 2025

Note:	(1)	Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 14, 2024	By:	/s/ Jae Kwan Kim
(Signature)
Name: Jae Kwan Kim
	Title:	Senior Executive Vice President and Chief Finance Officer